AT&T CORP.
                            32 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10013

                                 August 28, 2000



At Home Corporation
425 Broadway Street
Redwood City, California 94063

Re:   Excite@Home Voting Agreement
      ----------------------------

Ladies and Gentlemen:

            Reference is hereby made to the letter agreement dated March 28, 2000 and the term sheets attached thereto, among At Home Corporation ("EXCITE@HOME"), AT&T Corp. ("AT&T"), Comcast Corporation ("COMCAST") and Cox Communications, Inc. ("COX", and together with AT&T and Comcast, the "PRINCIPAL CABLE PARTNERS") (such letter agreement and term sheets herein referred to as the "MARCH 28 LETTER AGREEMENT"), pursuant to which, among other things, AT&T agreed to extend its distribution relationship with Excite@Home until June 4, 2008, each of Comcast and Cox agreed to extend its distribution relationship with Excite@Home until June 4, 2006, and Excite@Home agreed to grant to each Principal Cable Partner, a warrant to purchase two shares of Excite@Home's Series A Common Stock for each home passed by the cable system of such Principal Cable Partner.

            In consideration of the facts and the mutual promises set forth in the foregoing paragraph, AT&T agrees that as long as there are not fewer than 10,000,000 shares of Excite@Home Series B Common Stock outstanding, it shall vote all of its shares of such Series B Common Stock in favor of the election of the Chief Executive Officer of Excite@Home to the Board of Directors of Excite@Home as an Additional Director (as such term is defined in Excite@Home's certificate of incorporation.

            The effectiveness of this Letter Agreement is subject to stockholder approval of Excite@Home's amendment of its certificate of incorporation, receipt of any required approvals by the Nasdaq Stock Market, Inc. and receipt of any other consents, approvals and waivers as are necessary to complete the transactions contemplated by the March 28 Letter Agreement. The date of effectiveness of this Letter Agreement shall be referred to herein as the Effective Date.

            If the Effective Date shall not have occurred on or prior to September 30, 2000, then either AT&T or Excite@Home may terminate this Letter Agreement by sending written notice to the other party and if the March 28 Letter Agreement is terminated, this Letter Agreement shall automatically be terminated (either event referred to herein as a "TERMINATION"). Following any such Termination, this Letter Agreement shall be null and void and of no further force and effect.

            Each of AT&T and Excite@Home represents that it has the requisite power and authority to enter into this Letter Agreement and to consummate the transactions contemplated by this Letter Agreement. The execution and delivery of this Letter Agreement by each of AT&T and Excite@Home has been duly authorized by all necessary action. This Letter Agreement has been duly executed and delivered by each of AT&T and Excite@Home and constitutes the legal, valid and binding obligation of each of AT&T and Excite@Home and, to the extent applicable, the members of such party's Stockholder Group (as such term is defined in that certain Amended and Restated Stockholders' Agreement, dated as of July 16, 1997, by and among Excite@Home, TCI Internet Holdings, Inc., Cox Teleport Providence, Inc., Comcast PC Investments, Inc., Kleiner, Perkins, Caufield & Byers VII, KPCB Information Sciences Zaibatsu Fund II and James Clark), enforceable against such party and the applicable members of its Stockholder's Group, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights of creditors generally and by general principles of equity.

            This Letter Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

            This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules of such state. The parties hereto agree that irreparable damage would occur in the event any provision of the Letter Agreement was not performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance (subject to the moving party sustaining the applicable burden necessary to obtain such relief including as to the inadequacy of money damages) of the terms hereof in addition to any other remedy at law or in equity.

            This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

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

            If the foregoing is in accordance with your understanding, please indicate your agreement by signing below, at which time this letter will constitute a binding Letter Agreement between us.

                                          Very truly yours

                                          AT&T CORP.


                                          By: /s/ Marilyn J. Wasser
                                              -------------------------------
                                             Name: Marilyn J. Wasser
                                             Title: Vice President - Law and
                                                     Secretary



Accepted and Agreed as of
the date first above written:

AT HOME CORPORATION


By: /s/George Bell
    --------------------------------
    George Bell
    Chief Executive Officer and
    Chairman of the Board

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